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SE 09059275 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47783

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Windsor Sheffield & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

~~487 Devon Park Drive, Suite 216~~
(No. and Street)

Wayne (City) PA (State) 19087 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Perrot (484) 654-0123
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romeo & Chiaverelli, LLC CPA's
(Name – *if individual, state last, first, middle name*)

1601 Walnut Street, Suite 815 (Address) Philadelphia (City) PA (State) 19102 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 02 2009
Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael J. Perrot, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Windsor Sheffield & Co., Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Joan S. Barnhart, Notary Public
Tredyffrin Twp., Chester County
My Commission Expires March 12, 2012
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~XXXXXXXXXXXXXXXXX~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) A report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS
SUPPLEMENTARY INFORMATION
INDEPENDENT AUDITORS' REPORT AND
OTHER MATTERS

WINDSOR, SHEFFIELD & CO., INC.

DECEMBER 31, 2008

WINDSOR, SHEFFIELD & CO., INC.

DECEMBER 31, 2008

TABLE OF CONTENTS

ROMEO & CHIAVERELLI LLC
Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

Independent Auditors' Report

To the Board of Directors
Windsor, Sheffield & Co., Inc.

We have audited the accompanying statement of financial condition of Windsor, Sheffield & Co., Inc. as of December 31, 2008 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Windsor, Sheffield & Co., Inc. as of December 31, 2008, and the results of its' operations and its cash flows for the year then ended in conformity with accounting principals generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of computation of net capital for the year ended December 31, 2008 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2008 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Romeo & Chiaverelli, LLC
Certified Public Accountants
February 26, 2009

WINDSOR, SHEFFIELD & CO., INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash	$ 83,413
Receivables	18,260
Deposits with clearing agent	50,438
Security Deposit	4,267
Prepaid Expenses	6,282
Deferred Tax Benefit	6,881
Total current assets	169,541
Other Assets	200
TOTAL ASSETS	$ 169,741

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities	
Accrued Expenses	$ 40,381
TOTAL LIABILITIES	40,381
Shareholders' Equity	
Common stock, $1 par value, 10,000 shares authorized, 1,000 shares issued and outstanding at December 31, 2008	1,000
Additional paid-in capital	127,540
Retained earnings	820
Total Stockholders' Equity	129,360
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 169,741

The accompanying notes are an integral part of these financial statements

WINDSOR, SHEFFIELD & CO., INC.
STATEMENT OF INCOME AND EXPENSES

YEAR ENDED DECEMBER 31, 2008

Revenues:	
Commissions	$ 294,703
Investment advisory fees	2,452
Interest income	2,561
Other income	5,000
Total revenue	304,716
Operating Expenses:	
Clearing fees	$ 90,610
Commissions	122,634
Occupancy	37,892
Regulatory fees	8,152
Other operating expenses	157,488
Total Operating Expenses	416,776
Income (Loss) from operations	(112,060)
Income Tax Benefit	36,287
Net Income (Loss)	$ (75,773)

The accompanying notes are an integral part of these financial statements.

WINDSOR, SHEFFIELD & CO., INC.
STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities:	
Net Loss	$ (75,773)
Adjustments to reconcile net loss to net cash used by operating activities:	
Changes in operating assets and liabilities:	
Receivables	36,293
Prepaid expenses	4,791
Deferred tax and other assets	(999)
Accrued expenses	(23,046)
Total adjustments	17,039
Net cash used by operating activities	(58,734)
Cash flows from financing activities:	
Additional paid in capital	8,870
Net cash provided by financing activities	8,870
Net decrease in cash	(49,864)
Cash at beginning of year	133,277
Cash at end of year	$ 83,413

The accompanying notes are an integral part of these financial statements.

WINDSOR, SHEFFIELD & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance – January 1, 2008	$ 1,000	$ 118,670	$ 76,593	$ 196,263
Capital Contributed	-	8,870	-	8,870
Net Loss	-	-	(75,773)	(75,773)
Balance – December 31, 2008	$ 1,000	$ 127,540	$ 820	$ 129,360

The accompanying notes are an integral part of these financial statements.

WINDSOR, SHEFFIELD & CO., INC.
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

NOTE 1 – Nature of Business And Summary of Significant Accounting Policies

Nature of Business:

Windsor, Sheffield & Co., Inc. ("Windsor" or the "Company") was incorporated under the laws of the Commonwealth of Pennsylvania on February 7, 1994. Windsor was approved on March 11, 1996 for registration with the National Association of Securities Dealers, Inc. ("NASD"), now the Financial Industry Regulatory Authority ("FINRA") and subsequently with the National Futures Association ("NFA"). As such it may conduct a general securities brokerage business. As a member of FINRA and the NFA, the Company is regulated and examined by those organizations and is governed by the laws, rules, and regulations of the Commodities Future Trading Commission ("CFTC") and the Securities and Exchange Commission ("SEC").

Windsor operates as a fully disclosed broker-dealer in the Mid-Atlantic region and, accordingly, has entered into clearing agreements with broker-dealer firms providing such services. The Company provides brokerage services to its clients in the purchase and sale, as agent, of mutual fund shares, corporate stocks, commodities, bonds and notes, and government and agency securities and will offer other services from time-to-time usually provided by registered broker-dealers, and as the Company may be permitted under the rules and regulations of FINRA, the CFTC and the SEC.

The Company also conducts business as an investment advisor. Windsor is currently registered as an investment advisor in Pennsylvania. The Company's minimum net capital requirement as a registered investment advisor is governed by the state in which it conducts its principal place of business. As of December 31, 2008, the Company had satisfied its minimum regulatory net capital requirements as an investment advisor.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from certain provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

NOTE 1 – Nature of Business And Summary of Significant Accounting Policies (con't)

Income Taxes:

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. The temporary differences are the differences between the reportable amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Revenue Recognition Policy:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Investment advisory and other fees are recorded when earned.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2- Net Capital Requirement

The Company is also subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital

NOTE 2- Net Capital Requirement (con't)

may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital of $99,511, which was $94,511 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .41 to 1 as of December 31, 2008.

Per CFTC regulation, CFR 1.17(a)(2)(ii), the Company elected to meet the alternative adjusted net capital requirement of the SEC for an introducing broker ($5,000) by operating pursuant to a guarantee agreement entered into with a futures commission merchant.

NOTE 3 – Transactions with Clearing Agent

The Company has clearing agreements with clearing agents for the primary purpose of clearing its customers' securities and commodities transactions on a fully disclosed basis. The clearing agents reflect all such transactions on their books, and record them in accounts they carry in the names of such customers. Accordingly, the Company does not hold funds or securities for, or owe funds or securities to, its customers. The agreement provides for clearing charges at a fixed rate multiplied by the number of transactions executed by the Company. One agreement also requires the Company to maintain a minimum $50,000 deposit in an interest bearing account with the clearing agent.

NOTE 4 – Off-Balance Sheet Risk And Concentration Of Credit Risk

As discussed in Note 3, the Company's customers' securities and commodities transactions are introduced on a fully-disclosed basis with its clearing agents. The clearing agents carry all of the accounts of the customers of the Company and are responsible for the execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing agents may charge any losses they incur to the Company. The Company seeks to minimize this risk though procedures designed to monitor the credit worthiness of its customers and ensuring that customer transactions are executed properly by the clearing agent.

NOTE 4 – Off-Balance Sheet Risk And Concentration Of Credit Risk (con't)

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

NOTE 5 – Income Taxes

At December 31, 2008, the Company had a net operating loss carry back for federal income tax purposes of approximately $68,876. This will result in a federal tax refund of $12,219.

The state operating loss carry forward resulted in a net deferred tax asset of $6,881 as of December 31, 2008.

There is no provision for federal and state income taxes for the year ended December 31, 2008.

NOTE 6 – Commitments And Contingencies

The Company leases office space under an operating lease expiring in August 31, 2009. Rent expense for years ended December 31, 2008 was $37,892. Future minimal rental commitments are $19,076 in 2009.

WINDSOR, SHEFFIELD & CO., INC.
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

NET CAPITAL	
Total Stockholders' equity from statement of financial condition	$ 129,360
Deductions:	
Non-allowable assets:	
Receivables	12,219
Security deposit	4,267
Prepaid expenses	6,282
Other assets	7,081
Total deductions	29,849
Net capital	$ 99,511
Aggregate Indebtedness, accrued expenses	$ 39,049
Minimum Net Capital Required (greater of $5,000 or 6 2/3% of aggregate Indebtedness)	$ 5,000
Excess Net Capital	$ 94,511
Ratio of Aggregate Indebtedness to Net Capital	.41 to 1

Differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17-a-5, Part IIA filling, as originally filed, are as follows:

Net capital per unaudited Form X-17-a-5, Part IIA filing	$ 111,480
Audit Adjustments	
Increase in net loss	(11,969)
Net capital per above computation	$ 99,511

ROMEO & CHIAVERELLI LLC
Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17Aa-5

To the Board of Directors
Windsor, Sheffield & Co., Inc.
Blue Bell, Pennsylvania

In planning and performing our audit of the financial statements of Windsor, Sheffield & Co., Inc. (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal Control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practice and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of difference required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the proceeding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to

preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act 1934 in their regulation of registered broker and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Romeo and Chiaverelli, LLC
Certified Public Accountants
February 26, 2009

SEC Mail Processing
Section

MAR 0 2 2009

Washington, DC
111

ROMEO & CHIAVERELLI, LLC
Certified Public Accountants
1601 WALNUT STREET • SUITE 815
PHILADELPHIA, PENNSYLVANIA 19102